UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SG Blocks Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

78418A307
(CUSIP Number)

March 2, 2018 (voluntary)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A307	13G	Page 2 of 6

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) HSPL holdings, LLC
2.	check the appropriate box if a group		(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization DELAWARE
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	0
	7.	sole dispositive power	0
	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person		0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		0%
12.	type of reporting person (See Instructions)		OO

CUSIP No. 78418A307	13G	Page 3 of 6

Titan Advisors, LLC 13.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Titan Advisors, LLC
14.	check the appropriate box if a group		(a) ☐ (b) ☐
15.	sec use only
16.	citizenship or place of organization New York
number of shares beneficially owned by each reporting person with:	17.	sole voting power	0
	18.	shared voting power	0
	19.	sole dispositive power	0
	20.	shared dispositive power	0
21.	aggregate amount beneficially owned by each reporting person		0
22.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
23.	percent of class represented by amount in row (9)		0%
24.	type of reporting person (See Instructions)		IA

CUSIP No. 78418A307	13G	Page 4 of 6

Item 1.
(a)	Name of Issuer:	SG Blocks, Inc.

(b)	Address of Issuer's Principal	195 Montague Street, 14th Floor
	Executive Offices:	Brooklyn, NY 11201

Item 2.
(a)	Name of Person Filing:	HSLP Holdings, LLC
Titan Advisors, LLC

(b)	Address of Principal Business Office:	750 Washington Blvd., 10th Floor
	or, if none, Residence	Stamford, CT 06901

(c)	Citizenship:	HSLP Holdings LLC	Delaware
		Titan Advisors, LLC	New York

(d)	Title of Class of Securities:	Class A common stock, $0.01 par value per share
(e)	CUSIP Number:	78418A307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Not applicable

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Items 6 – 9	Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

CUSIP No. 78418A307	13G	Page 5 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 6, 2018

HSPL HOLDINGS, LLC

By:	Titan Advisors, LLC
Its Manager

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

TITAN ADVISORS, LLC

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

CUSIP No. 78418A307	Page 6 of 6

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Date: March 6, 2018

HSPL HOLDINGS, LLC

By:	Titan Advisors, LLC
Its Manager

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

TITAN ADVISORS, LLC

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director